Prospectus Supplement No. 1, dated January 20, 2006	Filed Pursuant to Rule 424(b)(7)
(To Prospectus dated July 13, 2005)	Registration No. 333-123135
$80,000,000
Aggregate Principal Amount
3.0% Convertible Senior Subordinated Notes due 2024
and up to 22,792,024 Shares of Common Stock Issuable Upon Conversion of the Notes
     We sold $80 million aggregate principal amount of our 3.0% Convertible Senior Subordinated Notes due 2024 in private transactions on December 6 and December 21, 2004. Selling securityholders may use this prospectus supplement no. 1 and the prospectus dated July 13, 2005 to resell from time to time their notes and up to 22,792,024 shares of common stock issuable upon conversion of the notes. In this document, we refer to that prospectus as supplemented by this supplement as “the prospectus.” We will not receive the proceeds of any sales of securities pursuant to the prospectus.
     The section of the July 13, 2005 prospectus entitled “Selling Securityholders” is hereby replaced with the following section.
SELLING SECURITYHOLDERS
     We originally issued and sold the notes to Bear, Stearns & Co. Inc., to whom we refer to elsewhere in the prospectus as the “initial purchaser,” in transactions exempt from the registration requirements of the federal securities laws. The initial purchaser resold the notes to persons reasonably believed by it to be “qualified institutional buyers,” as defined by Rule 144A under the Securities Act of 1933, as amended, or the Securities Act. The selling securityholders, which term includes their transferees, pledges, donees or successors, may from time to time offer and sell pursuant to the prospectus any and all of the notes and the shares of common stock issuable upon conversion of the notes, which we refer to in this section as the conversion shares. Set forth below are the names of each selling securityholder, the principal amount of the notes that may be offered by such selling securityholder pursuant to the prospectus, any common stock owned prior to conversion, and the number of conversion shares into which such notes are convertible, each based on the most recent information that we received from each selling securityholder regarding its holding. Unless set forth in this section, none of the selling securityholders has had a material relationship with us or, to our knowledge, with any of our predecessors or affiliates within the past three years.
     Any or all of the notes or common stock registered hereby and listed below may be offered for sale pursuant to the prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amount of notes or common stock that will be held by the selling securityholders upon consummation of any particular sale. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which the information regarding their notes was provided in transactions exempt from the registration requirements of the Securities Act.

	Aggregate			Common
	Principal Amount			Stock
	of Notes that May	Percentage of Notes	Common Stock Owned	Registered
Name	be Sold	Outstanding	Prior to Conversion	Hereby(1)
Alexandra Global Master Fund, Ltd.(2)	$5,500,000	6.88%	—	1,139,601
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.(3)	2,000,000	2.50%	—	414,400
Bear, Stearns & Co. Inc.(4)(B)	550,000	*	—	113,960
Convertible Securities Fund(5)	6,000	*	—	1,243
Credit Suisse First Boston LLC(6)(B)	6,000,000	7.50%	—	1,243,201
DBAG London(7)(A)	1,000,000	1.25%	—	207,200
dbX — Convertible Arbitrage 9 Fund(2)	750,000	*	—	155,400
DKR SoundShore Opportunity Holding Fund Ltd.(8)	1,000,000	1.25%	—	207,200
Drawbridge Convertible I Ltd.(9)	750,000	*	—	155,400
Drawbridge Convertible II Ltd.(9)	240,000	*	—	49,728
Drawbridge Global Macro Master Fund Ltd.(9)	2,010,000	2.51%	—	416,472
Grace Convertible Arbitrage Fund, Ltd.(10)	3,500,000	4.38%	—	725,200
HFR RVA Combined Master Trust(11)	250,000	*	—	51,800
Highbridge International LLC(12)(A)	7,500,000	9.38%	—	1,554,001
KBC Financial Products USA, Inc.(13)(B)	1,000,000	1.25%	—	207,200
Linden Capital LP(14)	6,160,000	7.7%	—	1,276,353
Man Convertible Bond Master Fund, Ltd.(15)	4,150,000	5.19%	—	859,880
Mohican VCA Master Fund, Ltd.(16)	600,000	*	—	124,320
Nations Convertible Securities Fund(5)	1,494,000	1.87%	—	309,557
Putnam Convertible Income-Growth Trust(17)(A)	4,600,000	5.75%	—	953,120

	Aggregate			Common
	Principal Amount			Stock
	of Notes that May	Percentage of Notes	Common Stock Owned	Registered
Name	be Sold	Outstanding	Prior to Conversion	Hereby(1)
Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio(18)	4,150,000	5.19%	—	859,880
Ritchie Convertible Arbitrage Trading(19)	400,000	*	—	82,880
SG Americas Securities, LLC(20)(B)	11,400,000	14.25%	—	2,362,082
Sunrise Partners Limited Partnership(21)(A)	8,390,000	10.49%	—	1,738,410
UBS O’Connor LLC f/b/o O’Connor Global Convertible Bond Master Limited(22)	5,500,000	6.88%	—	1,139,601
Vicis Capital Master Fund(23)	3,000,000	3.75%	—	621,600
Whitebox Convertible Arbitrage Partners LP(24)	4,000,000	5.00%	—	828,800
Whitebox Diversified Convertible Arbitrage Partners LP(25)	1,000,000	1.25%	—	207,200
Wolverine Convertible Arbitrage Fund Trading Limited(26)	3,500,000	4.38%	—	725,200
All other holders of notes or future transferees pledges, donees or successors of any such holders(27)	—	—	—(28)	—

*	Less than 1%

(A)	This selling securityholder has identified itself as an affiliate of a registered broker-dealer. This selling securityholder has represented to us that it acquired these securities in the ordinary course of business and, at the time of such acquisition, the selling securityholder had no plans or proposals, directly or with any other person, to distribute these securities.

(B)	This selling securityholder has identified itself as a registered broker-dealer and represented to us that it acquired these securities as an investment, and not as compensation for investment banking services. Accordingly, this selling securityholder is an underwriter, as defined in section 2(11) of the Securities Act, with respect to these securities.

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 207.2002 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate will be subject to adjustment as described under “Description of Notes — Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Alexandra Investment Management, LLC, a Delaware limited liability company (“Alexandra”), serves as investment adviser to this selling securityholder. By reason of such relationship, Alexandra may be deemed to share dispositive power or investment control over the notes and shares of common stock stated as beneficially owned by this selling shareholder. Alexandra disclaims beneficial ownership of such notes and shares of common stock. Messrs. Mikhail A. Filimonov (“Filimonov”) and Dimitri Sogoloff (“Sogoloff”) are managing members of Alexandra. By reason of such relationships, Filimonov and Sogoloff may be deemed to share dispositive power or investment control over the notes and shares of common stock stated as beneficially owned by this selling securityholder. Filimonov and Sogoloff disclaim beneficial ownership of such notes and shares of common stock.

(3)	Nathaniel Brown and Robert Richardson have voting and dispositive power over the notes and conversion shares of this selling securityholder.

(4)	This selling securityholder is a wholly-owned subsidiary of The Bear Stearns Companies Inc., a publicly-held New York Stock Exchange listed company.

(5)	Yanfang (Emma) Yan, director and senior equity portfolio manager, has voting and dispositive power over the notes and conversion shares of this selling securityholder.

(6)	This selling securityholder is a public company.

(7)	Patrick Corrigan has voting and dispositive power over the notes and conversion shares of this selling securityholder. The selling securityholder is a subsidiary of Deutsche Bank Securities, Inc., a registered broker-dealer.

(8)	DKR Capital Partners L.P. (“DKR LP”) is a registered investment adviser with the Securities and Exchange Commission and as such is the investment manager to DKR SoundShore Opportunity Holding Fund Ltd. (the “Fund”). DKR LP has retained certain portfolio managers to act as the portfolio manager to the Fund managed by DKR LP. As such, DKR LP and certain portfolio managers have shared dispositive and voting power over the securities. Tom Kirvaitis has voting and dispositive power over the notes and conversion shares of the Fund.

(9)	Kevin Treacy has voting and dispositive power over the notes and conversion shares of this selling securityholder.

(10)	Bradford Whitmore and Michael Brailov have voting and dispositive power over the notes and conversion shares of this selling securityholder.

(11)	Whitebox HFR RVA Combined Master Trust LLC is the general partner of this selling securityholder. Andrew Redleaf is the managing member of Whitebox HFR RVA Combined Master Trust LLC and exercises voting control and dispositive power over these securities.

(12)	Highbridge Capital Management, LLC (“Highbridge”) is the trading manager of Highbridge International LLC (“HIC”) and consequently has voting control and investment discretion over securities held by HIC. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by HIC. HIC is a subsidiary of Highbridge Capital Corp., a registered broker-dealer.

(13)	KBC Financial Products USA, Inc. is an indirect wholly-owned subsidiary of KBC Bank N.V., which in turn is a direct wholly-owned subsidiary of KBC Bank & Insurance Holding Company N.V., a publicly traded entity.

(14)	Siu Min Wong has sole voting and dispositive power over the notes and conversion shares of this selling securityholder.

(15)	John Null and J.T. Hansen, principals of Marin Capital Partners, LP, the investment adviser to this selling securityholder, have voting and dispositive power over the notes and conversion shares of this selling securityholder.

(16)	Eric C. Hage and Daniel C. Hage act as investment managers for this selling securityholder and exercise voting control and dispositive power over these securities.

(17)	This selling securityholder is a mutual fund registered under the Investment Company Act of 1940. This selling securityholder is managed by Putnam Investment Management, LLC, which, through a series of holding companies, is owned by Marsh & McLennan Companies, Inc., a publicly owned corporation. Putnam Investment Management, LLC, through holding companies, is owned by Putnam, LLC. Putnam, LLC also owns Putnam Retail Management, LP, a registered broker-dealer.

(18)	Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.

(19)	Ritchie Capital Management acts as investment adviser to this selling securityholder. A.R. Thane Ritchie is the President of Ritchie Capital Management and exercises voting control and dispositive power over these securities.

(20)	This selling securityholder is a wholly-owned subsidiary of Societe Generale, a publicly traded corporation.

(21)	S. Donald Sussman has sole voting and dispositive power over the notes and conversion shares of this selling securityholder. Sunrise Partners Limited Partnership is the parent of Paloma Securities L.L.C., a registered broker-dealer.

(22)	The investment adviser, UBS O’Connor LLC, has the investment and voting power over the securities held by this entity and is a wholly owned subsidiary of UBS AG, which is a publicly traded company on the New York Stock Exchange.

(23)	Vicis Capital, LLC is the investment adviser to Vicis Capital Master Fund. John Succo, Sky Lucas and Shad Stastney share voting and dispositive power over the notes and conversion shares of this selling securityholder.

(24)	Whitebox Convertible Arbitrage Advisors LLC is the general partner of this selling securityholder. Andrew Redleaf is the managing member of Whitebox Convertible Arbitrage Advisors LLC and exercises voting control and dispositive power over these securities.

(25)	Whitebox Diversified Convertible Arbitrage Advisors LLC is the general partner of this selling securityholder. Andrew Redleaf is the managing member of Whitebox Diversified Convertible Arbitrage Advisors LLC and exercises voting control and dispositive power over these securities.

(26)	Rob Bellick has voting and dispositive power over the notes and conversion shares of this selling securityholder.

(27)	Information about other selling securityholders will be set forth in supplements or amendments to the prospectus. Holders of notes and conversion shares not named in the prospectus, and any transferees from such holders, may not use the prospectus until a post-effective amendment has been filed and declared effective, or a prospectus in accordance with Rule 430B(d) has been filed, that names such holders and includes the required disclosure about those holders and their plan of distribution.

(28)	Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

     The preceding table has been prepared based upon information furnished to us by the selling securityholders named in the table. The aggregate principal amount of notes reflected in the table is more than the aggregate principal amount of notes outstanding because securityholders have provided us with information as of different dates and may not have updated us on transfers of notes. Noteholders whose notes are not reflected in the table have chosen not to provide us with the information necessary to list them in the table or to permit them to be selling securityholders under the prospectus. Information about the selling securityholders may change over time. If we become aware of any such changed information, we may amend or supplement the prospectus to reflect the changed information. However, our failure to amend or supplement the prospectus should not be interpreted as a representation that such a change has not occurred.